Mail Stop 3561

								            January 3,
2006

Mr. Melvin J. Melle
Chief Financial Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

		RE:	The Hallwood Group Incorporated
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
September
30, 2005
			File No. 1-8303

Dear Mr. Melle:

	We have reviewed your responses in your letter dated December 23, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

















Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 30

We have read your response to our prior comment 3 and your proposed revisions in Attachment A. We still believe your disclosures do not include the definition of disclosure controls and procedures, as established by Exchange Act rule 13a-15(e). Please further revise to state whether or not your controls are effective in ensuring that information required to be disclosed in reports is accumulated and communicated to management, to allow timely decisions regarding required disclosures. Alternatively, you may state management`s conclusion on the effectiveness of internal controls, as defined by
Exchange Act Rule 13a-15(e) without explicitly stating what that definition is.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4.  Controls and Procedures, page 40

We have read your response to our prior comment 5 in your letter dated December 23, 2005. Tell us how management concluded that controls were effective at the reasonable assurance level in light of the issues that your auditors have repeatedly identified. Please also confirm to us whether or not you have considered how the implemented changes, other than the addition of new staff, affected controls as of the evaluation date.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any other questions.



		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Melvin J. Melle
The Hallwood Group Incorporated
January 3, 2006
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